UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE 5, 2012

Commission File Number: 000-50116

SILVERMEX RESOURCES INC.
(Translation of registrant's name into English)

Suite 1210 - 885 West Georgia Street
Vancouver, British Columbia V6C 3E8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Silvermex Resources Inc.’s registration statement on Form 40-F (the “Form 40-F”), originally filed with the Securities and Exchange Commission on April 2, 2012 (the “Filing Date”), became effective on June 1, 2012 (the “Effective Date”), being that date that is 60 days after the Filing Date, pursuant to section 12(g)(1) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company became subject to the reporting requirements of section 13(a) of the Exchange Act as of the Effective Date. The following materials are being submitted herewith (the date of filing of each exhibit with Canadian securities regulators, via SEDAR, is indicated in parentheses).

Exhibits

99.1	Consent of qualified person (NI 43-101) (May 31, 2012)

99.2	Consent of qualified person (NI 43-101) (May 31, 2012)

99.3	Consent of qualified person (NI 43-101) (May 31, 2012)

99.4	Consent of qualified person (NI 43-101) (May 31, 2012)

99.5	Form of Proxy (May 31, 2012)

99.6	Management Information Circular (May 31, 2012)

99.7	Notice of Meeting (May 31, 2012)

99.8	Other – Letter to Warrantholders (May 31, 2012)

99.9	Other - Letter of Transmittal (May 31, 2012)

99.10	News release (May 30, 2012)

99.11	News release (May 15, 2012)

99.12	Certification of Interim Filings –CEO (May 15, 2012)

99.13	Certification of Interim Filings –CFO (May 15, 2012)

99.14	Management’s Discussion and Analysis of the Registrant for the three months ended March 31, 2012 (May 15, 2012)

99.15	Interim financial statements of the Registrant for the three months ended March 31, 2012 (May 15, 2012)

99.16	Amended notice of the meeting and record date (April 26, 2012)

99.17	Notice of the meeting and record date (April 25, 2012)

99.18	Material document (April 12, 2012)

99.19	Material change report (April 12, 2012)

99.20	News release (April 3, 2012)

99.21	News release (April 2, 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silvermex Resources Inc.
(Registrant)

Date: June 5, 2012	By:	/s/ Duane Nelson
Duane Nelson

	Title:	Chief Executive Officer & Director